Exhibit 99.1

FOR IMMEDIATE RELEASE	For further information contact:

Investor Relations Department
Country/City Code 8862 Tel: 2656-8096
IR@gigamedia.com.tw

GigaMedia Announces Third-Quarter 2022

Financial Results

TAIPEI, Taiwan, October 28, 2022 – GigaMedia Limited (NASDAQ: GIGM) today announced its third-quarter 2022 unaudited financial results.

Comments from Management

In the third quarter of 2022, GigaMedia reported revenues of $1.58 million, with a gross profit of $0.95 million, an operating loss of $0.67 million and a net loss of $0.87 million. Total revenues increased by 15.6% if compared to last quarter, and gross profit margin improved to 60.3% from 56.8% last quarter.

The increase in revenues and improvement in the gross margin was challenging in such a difficult time when people in Taiwan, Hong Kong and elsewhere in the world are cutting entertainment spending as the possible global recession looms.

"In light of the economic downturn starting earlier this year, we have being carrying out a series of organization changes to preserve resources and streamline our operations," said GigaMedia CEO James Huang. "And we have managed to mitigate the impact and better prepared to deliver sustainable financial performance."

Third Quarter Overview

•
Revenues increased by 15.6% quarter-on-quarter to approximately $1.58 million from $1.36 million last quarter. The increase was mainly due to our efforts in promoting during the summer vacation, Tales Runner, a licensed game we operate in Hong Kong.
•
Consolidated loss from operations for the third quarter of 2022 amounted to $0.67 million, representing a reduction of loss from $0.84 million last quarter.
•
The net asset value was around $4.42 per share.

Unaudited Consolidated Financial Results

GigaMedia Limited is a diversified provider of digital entertainment services. GigaMedia's digital entertainment service business FunTown develops and operates a suite of digital entertainments in Taiwan and Hong Kong, with focus on mobile games and casual games.

Unaudited consolidated results of GigaMedia are summarized in the table below.

For the Third Quarter

GIGAMEDIA 3Q22 UNAUDITED CONSOLIDATED FINANCIAL RESULTS
(unaudited, all figures in US$ thousands, except per share amounts)	3Q22	2Q22	Change (%)	3Q22	3Q21	Change (%)
Revenues	1,575	1,363	15.55%	1,575	1,564	0.70%
Gross Profit	949	774	22.61%	949	877	8.21%
Loss from Operations	(674)	(844)	NM	(674)	(842)	NM
Net Loss Attributable to GigaMedia	(869)	(1,131)	NM	(869)	(728)	NM
Loss Per Share Attributable to GigaMedia, Diluted	(0.08)	(0.10)	NM	(0.08)	(0.07)	NM
EBITDA (A)	(1,106)	(1,190)	NM	(1,106)	(791)	NM
Cash, Cash Equivalent and Restricted Cash	39,556	39,631	-0.19%	39,556	43,152	-8.33%

NM= Not Meaningful

(A)
EBITDA (earnings before interest, taxes, depreciation, and amortization) is provided as a supplement to results provided in accordance with U.S. generally accepted accounting principles ("GAAP"). (See, "Use of Non-GAAP Measures," for more details.)
•
Consolidated revenues for the third quarter of 2022 were $1.58 million, representing an increase of 15.6% compared to $1.36 million in the prior quarter, also increased by 0.7% year-over-year from $1.56 million the same quarter last year.
•
Consolidated gross profit increased by 22.6% quarter-on-quarter to $0.95 million from $0.77 million last quarter, or increased by 8.2% year-over-year from $0.88 million in the third quarter last year.
•
Consolidated loss from operation of the third quarter of 2022 was $0.67 million, representing a decrease in loss by approximately $0.17 million from last quarter.
•
Consolidated net loss of the third quarter of 2022 was $0.87 million compared to $1.13 million in last quarter.
•
Cash, cash equivalents and restricted cash at the end of the third quarter of 2022 was $39.6 million.

Financial Position

GigaMedia maintained its solid financial position, with cash, cash equivalents and restricted cash amounting to $39.6 million as of September 30, 2022, or $3.58 per share.

Business Outlook

The following forward-looking statements reflect GigaMedia's expectations as of October 28, 2022. Given potential changes in economic conditions and consumer spending, the evolving nature of online games, and various other risk factors, including those discussed in the Company's 2021 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission as referenced below, actual results may differ materially.

"The inflation and worsening consumer sentiment is indeed posing a challenge to our digital entertainment business," said GigaMedia CEO James Huang, "and we will focus on cultivating long-term customer loyalty and improving our productivity. While the economic outlook may look bleak for the coming quarters, I am confident we can weather the storm and emerge stronger.”

In the meantime, the global economic woes may on the other hand exhibit good M&A chances for us, as potential targets may be available at bargain prices. Therefore, we will continue, very cautiously, seeking suitable strategic investment and acquisition targets for increasing corporate growth and maximizing shareholder value.

Use of Non-GAAP Measures

To supplement GigaMedia's consolidated financial statements presented in accordance with US GAAP, the Company uses the following measure defined as non-GAAP by the SEC: EBITDA. Management believes that EBITDA (earnings before interest, taxes, depreciation, and amortization) is a useful supplemental measure of performance because it excludes certain non-cash items such as depreciation and amortization and that EBITDA is a measure of performance used by some investors, equity analysts and others to make informed investment decisions. EBITDA is not a recognized earnings measure under GAAP and does not have a standardized meaning. Non-GAAP measures such as EBITDA should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, other financial measures prepared in accordance with GAAP. A limitation of using EBITDA is that it does not include all items that impact the company's net income for the period. Reconciliations to the GAAP equivalents of the non-GAAP financial measures are provided on the attached unaudited financial statements.

About the Numbers in This Release

Quarterly results

All quarterly results referred to in the text, tables and attachments to this release are unaudited. The financial statements from which the financial results reported in this press release are derived have been prepared in accordance with U.S. GAAP, unless otherwise noted as "non-GAAP," and are presented in U.S. dollars.

Q&A

For Q&A regarding the third quarter 2022 performance upon the release, investors may send the questions via email to IR@gigamedia.com.tw, and the responses will be replied individually.

About GigaMedia

Headquartered in Taipei, Taiwan, GigaMedia Limited (Singapore registration number: 199905474H) is a diversified provider of digital entertainment services in Taiwan and Hong Kong. GigaMedia's digital entertainment service business is an innovative leader in Asia with growing capabilities of development, distribution and operation of digital entertainments, as well as platform services for games with a focus on mobile games and casual games. More information on GigaMedia can be obtained from www.gigamedia.com.tw.

The statements included above and elsewhere in this press release that are not historical in nature are "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding expected financial performance (as described without limitation in the "Business Outlook" section and in quotations from management in this press release) and GigaMedia's strategic and operational plans. These statements are based on management's current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including but not limited to, our ability to license, develop or acquire additional online games that are appealing to users, our ability to retain existing online game players and attract new players, and our ability to launch online games in a timely manner and pursuant to our anticipated schedule. Further information on risks or other factors that could cause results to differ is detailed in GigaMedia's Annual Report on Form 20-F filed in April 2022 and its other filings with the United States Securities and Exchange Commission.

# # #

(Tables to follow)

GIGAMEDIA LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended			Nine months ended
	9/30/2022	6/30/2022	9/30/2021	9/30/2022	9/30/2021
	unaudited	unaudited	unaudited	unaudited	unaudited
	USD	USD	USD	USD	USD
Operating revenues
Digital entertainment service revenues	1,574,971	1,363,287	1,564,208	4,483,833	4,235,233
Other revenues	—	—	—	—	—
	1,574,971	1,363,287	1,564,208	4,483,833	4,235,233
Operating costs
Cost of Digital entertainment service revenues	625,992	588,907	687,198	1,859,268	1,934,642
Cost of other revenues	—	—	—	—	—
	625,992	588,907	687,198	1,859,268	1,934,642
Gross profit	948,979	774,380	877,010	2,624,565	2,300,591
Operating expenses
Product development and engineering expenses	303,838	320,965	365,732	947,241	1,084,686
Selling and marketing expenses	425,498	376,899	459,519	1,237,602	1,233,467
General and administrative expenses	892,368	920,189	893,651	2,783,658	2,800,317
Other	820	712	33	1,758	4,735
	1,622,524	1,618,765	1,718,935	4,970,259	5,123,205
Loss from operations	(673,545)	(844,385)	(841,925)	(2,345,694)	(2,822,614)
Non-operating income (expense)
Interest income	245,113	66,575	68,084	374,523	226,863
Foreign exchange (loss) gain - net	(635,103)	(380,540)	(32,305)	(1,354,774)	81,477
Gain on disposal of investments	—	—	79,411	—	79,411
Changes in the fair value of an instrument recognized at fair value	170,010	11,138	—	181,148	—
Other - net	24,785	16,349	(1,292)	46,056	(3,925)
	(195,195)	(286,478)	113,898	(753,047)	383,826
(Loss) Income from continuing operations before income taxes	(868,740)	(1,130,863)	(728,027)	(3,098,741)	(2,438,788)
Income tax benefit (expense)	—	—	—	—	—
(Loss) Income from continuing operations	(868,740)	(1,130,863)	(728,027)	(3,098,741)	(2,438,788)
Net (loss) income	(868,740)	(1,130,863)	(728,027)	(3,098,741)	(2,438,788)
Less: Net loss attributable to noncontrolling interest	—	—	—	—	—
Net (loss) income attributable to shareholders of GigaMedia	(868,740)	(1,130,863)	(728,027)	(3,098,741)	(2,438,788)
(Loss) Earnings per share attributable to GigaMedia
Basic:
Earnings (loss) from continuing operations	(0.08)	(0.10)	(0.07)	(0.28)	(0.22)
Loss from discontinued operations	0.00	0.00	0.00	0.00	0.00
	(0.08)	(0.10)	(0.07)	(0.28)	(0.22)
Diluted:
Earnings (loss) from continuing operations	(0.08)	(0.10)	(0.07)	(0.28)	(0.22)
Loss from discontinued operations	0.00	0.00	0.00	0.00	0.00
	(0.08)	(0.10)	(0.07)	(0.28)	(0.22)
Weighted average shares outstanding:
Basic	11,052,235	11,052,235	11,052,235	11,052,235	11,052,235
Diluted	11,052,235	11,052,235	11,052,235	11,052,235	11,052,235

GIGAMEDIA LIMITED

CONSOLIDATED BALANCE SHEETS

	9/30/2022	6/30/2022	9/30/2021
	unaudited	unaudited	unaudited
	USD	USD	USD
Assets
Current assets
Cash and cash equivalents	39,243,562	39,317,946	42,851,769
Marketable securities - current	8,132,000	—	—
Accounts receivable - net	193,988	192,716	300,895
Prepaid expenses	479,308	574,021	436,201
Restricted cash	312,737	312,746	300,000
Other receivables	397,454	42,222	15,463
Other current assets	142,483	144,983	158,342
Total current assets	48,901,532	40,584,634	44,062,670

Marketable securities - noncurrent	2,190,000	10,322,000	10,000,000
Property, plant & equipment - net	69,648	70,913	45,427
Intangible assets - net	4,313	6,718	7,376
Prepaid licensing and royalty fees	214,820	249,965	57,030
Other assets	1,638,755	2,155,254	2,518,871
Total assets	53,019,068	53,389,484	56,691,374

Liabilities and equity
Accounts payable	39,304	31,757	40,154
Accrued compensation	327,625	268,124	395,323
Accrued expenses	1,269,049	1,104,625	1,396,646
Unearned revenue	864,491	824,361	912,399
Other current liabilities	785,621	819,888	842,110
Total current liabilities	3,286,090	3,048,755	3,586,632
Other liabilities	857,277	1,064,777	1,518,425
Total liabilities	4,143,367	4,113,532	5,105,057
GigaMedia’s shareholders’ equity	48,875,701	49,275,952	51,586,317
Noncontrolling interest	—	—	—
Total equity	48,875,701	49,275,952	51,586,317
Total liabilities and equity	53,019,068	53,389,484	56,691,374

GIGAMEDIA LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS

	Three months ended			Nine months ended
	9/30/2022	6/30/2022	9/30/2021	9/30/2022	9/30/2021
	unaudited	unaudited	unaudited	unaudited	unaudited
	USD	USD	USD	USD	USD
Reconciliation of Net Income (Loss) to EBITDA
Net income (loss) attributable to GigaMedia	(868,740)	(1,130,863)	(728,027)	(3,098,741)	(2,438,788)
Depreciation	5,681	5,472	2,936	16,917	7,759
Amortization	2,055	2,125	2,252	6,419	6,503
Interest income	(245,113)	(66,574)	(68,084)	(374,522)	(226,863)
Interest expense	—	—	—	—	—
Income tax (benefit) expense	—	—	—	—	—
EBITDA	(1,106,117)	(1,189,840)	(790,923)	(3,449,927)	(2,651,389)